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Allstream Announces First Quarter(1) 2004
Financial And Operating Results

•	Reports Quarterly Revenue of $297.0 Million and EBITDA(2) of $50.4 Million
•	Achieves First Quarter Income From Operations of $26.6 million and Net Income of $15.4 million
•	Generates $25.6 Million in Free Cash Flow(3) in the Quarter and Ends Quarter with $269.9 Million in Cash On Hand
•	Shareholder Vote on Strategic Business Combination With Manitoba Telecom to be Held May 12

Allstream will hold a teleconference call at 8:30 a.m. eastern time today to discuss its first quarter 2004 results. Those wishing to participate should call 1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.allstream.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 21046906#

        Toronto, May 12, 2004 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider, today reported financial and operating results for the first quarter 2004.

(Millions)	3 Months Ended Mar-31-04	3 Months Ended Dec-31-03	3 Months Ended Mar-31-03
			(Predecessor)
Revenue	$297.0	$301.9	$353.3
EBITDA(2)	50.4	52.5	66.3
Income From Operations	26.6	28.5	36.5
Net Income	15.4	16.3	229.8
Capital Expenditures	31.3	21.4	33.2
Free Cash Flow(3)	25.6	37.1	(44.0)

        Allstream's revenues in the quarter continued to show the positive impacts of new service introduction and the expansion of its quota carrying sales force, with growth relative to the fourth quarter in the Long Distance and IT Services product categories. EBITDA in the quarter of $50.4 million includes certain items that are expected to be lower in future quarters of 2004, including $8.0 million in employee severance costs, cross border settlement costs of $7.2 million and payroll taxes of $5.9 million. Offsetting these items in part was a retroactive regulatory cost reduction of $4.1 million.

        John McLennan, Vice Chairman and Chief Executive Officer, Allstream made the following comments with regard to the Company's performance in the first quarter.

        "This is the fourth consecutive quarter that Allstream has generated strong positive free cash flow. During the quarter we introduced new services, won new business and expanded relationships with existing customers as we continue to execute our business plan. The quarter was highlighted by the announcement that Manitoba Telecom has offered to acquire Allstream. This transaction will combine Allstream's national portfolio of connectivity, infrastructure management and IT services with Manitoba's pre-eminent full-service communications company. Together, Allstream and Manitoba Telecom will create a formidable national provider with service offerings across all segments of the telecommunications industry. The combined financial and operating strengths of these two Companies will create an even stronger national competitor. For Allstream shareholders, this transaction crystallizes the value we have created since April 1, 2003, and provides greatly improved liquidity. In addition, it provides our shareholders with the opportunity to participate in the future growth of the expanded company."

Q1 Financial and Operating Results

Total Revenue

(Millions)	Q1-2004	Q4-2003	Q1-2003
Total Revenue	$297.0	$301.9	$353.3	(*)
Variance to Q1-2004	—	($4.9)	($56.3)

(*)
Includes $11.7 million from divested subsidiaries Contour and Argos. A chart has been provided at the end of this release that adjusts revenues for this divestiture.

        During the first quarter of 2004, Allstream was successful in its continuing efforts to evolve its revenue base towards higher margin and higher growth services. Gross margin improved to 43.9% of revenue from 38.8% in the same period last year. While still impacted by soft enterprise spending in telecommunications, revenue from next generation data and managed services are growing at double-digit rates.

        Revenues from all non-Long Distance services including Local, Data, Internet, and IT Services represent 65% of total revenue in the current quarter similar to the fourth quarter of 2003, and up from 62% in the first quarter of 2003. Long Distance revenues represent 35% of total revenue the same as last quarter, and down from 38% in the same period last year.

        During the last six months, the Company has launched eight next generation services, with more to be introduced in the coming months.

        In addition the Company has expanded its addressable market for rapidly growing Transparent LAN Ethernet Services from 5% to 54% of Canadian business locations.

New Services Launched In Q1:

  •
  Hosted Contact Centre solution offers enterprises the opportunity to outsource management of contact centre technology and benefit from Allstream's advanced Contact Centre technologies

  •
  Managed LAN service extends Allstream's Managed WAN Service and supports migration to Wi-Fi networking and Managed IP telephony services, and

  •
  Wireless High Speed Internet Access service targeted to the SOHO market, small businesses, teleworkers and enterprise customers with remote branch locations.

        John MacDonald, President and Chief Operating Officer Allstream said,

        "With the important new products introduced during the quarter we have greatly enhanced the capabilities we bring to the marketplace. Combined with our expanded distribution channels including a doubling of our quota carrying sales representatives, we have positioned ourselves for a return to quarterly revenue growth in the second half of 2004. And we continue to invest in our state of the art IP infrastructure through next generation network development to enable the migration to enterprise-grade converged services such as IP telephony, unified messaging and video content services. In joining forces with Manitoba Telecom, Allstream will operate from a position of enhanced financial strength and credibility. We are building momentum and are confident in our ability to capture market share."

EBITDA(2)

(Millions)	Q1-2004	Q4-2003	Q1-2003
EBITDA	$50.4	$52.5	$66.3
Variance to Q1-2004	—	($2.2)	($15.9)

Compared to fourth quarter 2003

        EBITDA of $50.4 million in the first quarter declined by $2.2 million from the previous quarter. This decline can be attributed to:

  •
  Gross margin decline of $8.1 million — revenues were lower by $4.9 million; cross border settlement costs increased by $7.2 million (from higher rates that are expected to decline starting in Q2 as volume thresholds with U.S. carriers are reached); offset by lower regulatory costs of $5.3 million ($4.1 million of which relates to the resolution in the quarter of prior period regulatory items).

  •
  SG&A expense decreased by $5.9 million — lower branding costs of $5.8 million (branding effort substantially complete); lower variable pay expense of $6.9 million; offset by higher payroll taxes of $5.9 million (certain Company contributions to employee related payroll taxes are made in the first quarter of the year); stock option expense increase of $1.7 million (new accounting rules require expensing of employee stock options effective January 1, 2004).

Compared to first quarter 2003

        EBITDA declined by $15.9 million from the same quarter last year. This decline can be attributed to:

  •
  Gross margin decline of $6.9 million — while revenues were lower compared to the first quarter last year, gross margin as a percent of revenue improved by 510 basis points to 43.9%, the result of savings from operating cost reductions, product mix changes and regulatory cost reductions.

  •
  SG&A expense increased by $9.0 million — increased severance costs of $7.3 million; stock option and RSU expense increase of $3.7 million, offset by the impact of the settlement of claims related to CCAA proceedings of $2.8 million recorded in the first quarter of 2003.

Income From Operations

(Millions)	Q1-2004	Q4-2003	Q1-2003
Income Operations	$26.6	$28.5	$36.5
Variance to Q1-2004	—	($1.9)	($9.9)

        This is the seventh consecutive quarter that the Company and its predecessor has recorded positive income from operations.

Compared to fourth quarter 2003

        Income from operations of $26.6 million in the first quarter represents a decline of $1.9 million from the fourth quarter that can be attributed to:

  •
  EBITDA decline of $2.2 million

  •
  Offset in part by lower depreciation and amortization costs of $0.3 million

Compared to first quarter 2003

        Income from operations declined $9.9 million from the same quarter last year attributable to:

  •
  EBITDA decline of $15.9 million

  •
  Absence of the reversal of workforce reduction costs recorded in first quarter 2003 of $11.8 million

  •
  Offset by lower depreciation and amortization costs of $17.8 million

Net Income

(Millions)	Q1-2004	Q4-2003	Q1-2003
Net Income	$15.4	$16.3	$229.8
Variance to Q1-2004	—	($0.9)	($214.4)

        This represents the fifth consecutive quarter that the Company has generated net income.

Compared to fourth quarter 2003

        Net income of $15.4 million in the first quarter represents a decline of $0.9 million from the fourth quarter that can be attributed to:

  •
  Income from operations decline of $1.9 million

  •
  Higher net interest costs of $1.0 million

  •
  Higher other loss of $0.9 million

  •
  Offset in part by lower non-cash taxes of $2.9 million — The calculation of Net Income includes a Provision for Income Taxes of $10.9 million for the current quarter. $10.0 million of this amount does not give rise to any cash income tax liability, as the Company is able to utilize its tax loss carry-forwards in offset. Accounting rules require that the utilization of tax loss carry-forwards from predecessor companies be recorded as contributed surplus on the balance sheet. If this accounting treatment were not required, net income would have been higher by $10.0 million.

Compared to first quarter 2003

        Net Income declined by $214.4 million from the same quarter last year attributable to:

  •
  Absence of interest expense and non-cash foreign currency translation gains recorded in the first quarter of 2003 of $193.6 million (net) which the Company no longer incurs after emerging from restructuring on April 1, 2003 with no long term public debt.

  •
  Decline in Income from operations of $9.9 million

  •
  Increase in non-cash taxes of $10.9 million

Free Cash Flow(3) and Cash Position

        During the quarter Allstream generated Free Cash Flow (as outlined in the attached supplementary financial information schedule) of $25.6 million bringing total free cash flow in the twelve months since completing its restructuring to $166.5 million. The Company ended the quarter with cash on hand of $269.9 million, representing a decrease of $75.9 million from the previous quarter. This change in cash on hand can be attributed to:

  •
  Payment on January 6, 2004 of a special dividend in the amount of $69.4 million

  •
  2003 variable pay payments and 2004 pension funding of $24.3 million and $8.9 million respectively

Outlook

        Mr. McLennan made the following remarks with respect to the financial outlook for 2004.

        "With the revenue generating initiatives we announced in 2003, and those in the pipeline for 2004, we expect to achieve quarterly revenue growth in the second half of the year. From a margin and expense standpoint, while the costs of our successful brand transition are behind us, in 2004 our product development and new service launch costs have increased in support of new revenue generating initiatives. We have also adopted new accounting rules related to expensing the cost of stock options. As a result, EBITDA for 2004 will be relatively stable compared to 2003, and the Company will continue to generate strong free cash flow. In addition we expect capital expenditures will be approximately 10% of revenue in 2004."

        Note: Management Discussion & Analysis and Financial Statements for the three months ended March 31, 2004, including a presentation to augment management remarks during today's 8:30 a.m. conference call, are available at www.allstream.com/investor/2004.html

Other Developments

MTS to Acquire Allstream, Creating Powerful National Provider

  •
  On March 18 Manitoba Telecom Services (MTS) announced it had agreed to acquire Allstream. Under the terms of the agreement MTS will acquire all of the outstanding shares of Allstream at an offering price per Allstream share of $23.00 in cash plus 1.0909 MTS shares. This combination creates a formidable national provider that combines Allstream's national portfolio of connectivity, infrastructure management and IT services with Manitoba's pre-eminent full-service communications company. In addition, shareholders of the combined company will benefit from an intended substantial issuer bid of approximately $800 million following the closing of the transaction. MTS announced that it plans to establish its annual dividend at $2.60 per share following completion of the Allstream transaction representing a yield in excess of 5% at today's prices.

  •
  The Board of Directors of Allstream is recommending the transaction for approval by its shareholders at a meeting to be held May 12 with closing expected to occur in late May or early June, subject to regulatory, and court approvals, required consents and other customary closing conditions. The Information Circular was mailed to shareholders on April 12 and is available at the Company's website by clicking on the link below.

  http://www.allstream.com/pdf/financial/MTS-ALR_Merger_Information_Circular-Apr12-04.pdf

  For more information about the transaction including pro-forma financial information please click on:

  http://www.allstream.com/pdf/financial/ATTCInvestorPPT.pdf

Allstream Introduces Managed LAN Service

  •
  On April 7 Allstream launched its Cisco based Managed Local Area Network (LAN) Service. This service is designed to allow customers to outsource the management of their enterprise LAN infrastructure to Allstream, assuring business continuity through a stable and secure LAN environment. Managed LAN Service is built on Allstream's state of the art IP infrastructure and is a key element in supporting customer migration to enterprise-grade converged services such as IP telephony, wireless LAN (Wi-Fi), unified messaging and video content services. For more information visit:

  http://www.allstream.com/products/infrastructure/network/managed_lan.html

Allstream Launches Innovative Hosted Contact Centre Solution

  •
  On March 30 Allstream launched its unique Hosted Contact Centre solution. This innovative solution offers enterprises the opportunity to outsource the management of their contact centre and to benefit from Allstream's best-in-class contact centre technologies. This solution is managed and maintained from an Allstream data centre, enabling customers to gain access to the functionality of an integrated system without the burden and cost of procuring, operating, and managing complex contact centre platforms on their own. With a per-seat pricing model, customers can pay predictable monthly fees, avoid significant capital expenditures and avoid the risk of technology obsolescence. In addition, technology platforms are available in modular design for customized configurations, and are scalable for a rapid response to changing capacity requirements. For more information visit:

  http://www.allstream.com/products/solutions/centres/hosted.html

Broadband Wireless Venture Launches Networks In Richmond and Cumberland

  •
  The new venture recently created by Allstream, Microcell and NR Communications has launched test markets in communities near Vancouver and Ottawa (Richmond & Cumberland) to offer integrated high speed Internet, IP-based voice and local networking services. Concurrent with the deployment of these networks, Microcell launched iFido™, a residential wireless high speed Internet service, while Allstream introduced a bundled wireless high speed service for SOHO, small businesses, teleworkers and enterprise customers with remote branch locations.

  •
  In addition the venture has announced that AOL Canada is trialing the venture's new wireless high-speed access technology in Toronto. For more information on Allstream's Wireless High-Speed Internet Access Service visit:

  http://micro.newswire.ca/release.cgi?rkey=1203046542&view=82461-0&Start=0

Allstream Selects Alcatel IP Router for National Gigabit Ethernet Network

  •
  On March 1 Allstream selected Alcatel's next-generation Internet Protocol (IP) service router for its national switched gigabit Ethernet network. This network enhancement supports Allstream's ongoing investment in next generation IP services and improves its capabilities to support GigE and future 10 GigE requirements. Allstream can now deliver a wider range of service offerings and more accurate service level agreement enforcement to attract and retain a wider customer base. Allstream has been offering IP-based services since 2000.

Regulatory

  •
  Allstream continues to pursue regulatory change to improve the balance between incumbent providers and competitive entrants. Allstream awaits further rulings from the CRTC concerning tariffed access to incumbent next generation network facilities and services, and broadened Competitive Digital Network Access (CDNA). Dialogue with the CRTC continues on both issues and decisions in the next quarter are anticipated.

  •
  With respect to incumbent pricing behaviour in the marketplace, Allstream has initiated an application seeking to have the CRTC deny approval of the Bell bundles, and to place a moratorium on further customer specific arrangements (CSA's) pending conclusion of the Bell appeal of the CRTC's decision that these CSA's must be tariffed. Allstream remains determined to ensure that the CRTC enforces ILEC compliance with regulatory obligations.

  •
  Allstream will also be an active participant in the recently initiated CRTC proceeding to review the regulatory framework applicable to Voice over Internet Protocol (VoIP). The views initially expressed by the CRTC are consistent with Allstream's position that the Regulator regulates services, not technology.

(1) On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream"). Accordingly the quarter ended March 31, 2004 is referenced as the First Quarter of 2004 (calendar), but represents the fourth reporting quarter of the "New" Company. The quarter ended March 31, 2003 is referenced as the First Quarter of 2003 (calendar), but represents the last quarter of the "Predecessor" Company. The quarter ended December 31, 2003 is referenced as the Fourth Quarter of 2003 (calendar), although it represents the third quarter of the new company.

(2) EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(3) Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Note to Investors

        This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated April 8, 2004, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR and is available on the Company's website http://www.allstream.com/pdf/financial/AIF.pdf. The Board of Directors of Allstream reviewed this news release prior to it being issued.

About Allstream

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

For additional information, please contact:

Media:

May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:

Brock Robertson, 416-345-3125, brock.robertson@allstream.com

Dan Coombes, 416-345-2326, dan.coombes@allstream.com

ALLSTREAM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended March 31, 2003
		Restated(1)	(Predecessor)
Revenue	$297,022	$301,943	$353,325
Expenses:
Service costs	166,709	163,548	216,061
Selling, general and administration	79,960	85,847	70,970
Workforce reduction costs and provision for restructuring	—	—	(11,822)
Depreciation, amortization and accretion	23,757	24,068	41,625

Income from operations	26,596	28,480	36,491
Other income (expense):
Interest income	1,776	2,400	29
Interest expense	(1,614)	(1,222)	(104,566)
Foreign exchange gain on debt	—	—	324,076
Reorganization expenses	—	—	(26,250)
Loss from equity investment	(524)	—	—
Other income	—	430	24

Income before income taxes	26,234	30,088	229,804
Income taxes	(10,860)	(13,806)	—

Net income	15,374	16,282	229,804
Retained earnings (deficit), beginning of period, as previously reported	(3,823)	48,469	(4,888,505)
Adjustment for change in accounting policy for asset retirement obligations (1)	(2,433)	(1,622)	—

Retained earnings (deficit), beginning of period, as restated	(6,256)	46,847	(4,888,505)
Adjustment for change in accounting policy for stock-based compensation (2)	(3,128)	—	—
Dividend declared	—	(69,385)	—

Retained earnings (deficit), end of period	$5,990	$(6,256)	$(4,658,701)

Earnings per share:
Basic	$0.78	$0.82	$2.14
Diluted	$0.77	$0.81	$2.14
Weighted average number of shares outstanding (in thousands)
Basic	19,782	19,824	107,216
Diluted	19,921	20,066	107,216

(1)
Effective January 1, 2004, the Company adopted retroactively with restatement, the CICA Handbook Section 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, associated with the retirement of property, plant and equipment. Accordingly, the Company's income for the nine months ended December 31, 2003 has been reduced by $2.43 million, and the income for the three months ended June 30, September 30 and December 31, 2003 has been reduced by $0.81 million for each quarter respectively.

(2)
CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, permitted the Company to treat employee stock options as capital transactions (the settlement method) until January 1, 2004. Effective on this date, the Section required that all stock-based compensation payments to both employees and non-employees be accounted for using the fair value method. The Company applied the new standard retroactively without restatement of prior periods. Accordingly the opening deficit as at January 1, 2004 was increased to reflect the expensing of the fair value of $3.1 million for awards granted on or after April 1, 2003.

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ALLSTREAM INC.
SUPPLEMENTARY FINANCIAL INFORMATION
(in thousands of Canadian dollars)
(unaudited)

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	* * *	Three Months Ended March 31, 2003
		Restated(1)	*	(Predecessor)
Income from operations	$26,596	$28,480	*	$36,491
Add:			*
Depreciation, amortization and accretion	23,757	24,068	*	41,625
Workforce reduction costs and provision for restructuring	—	—	*	(11,822)
			*
EBITDA(2)	$50,353	$52,548	*	$66,294
			*
Net Cash provided by operating activities	$27,319	$57,845	*	$21,346
Add/(Subtract):			*
Excluding Changes in non-cash working capital	29,584	661	*	(32,139)
Addition to property, plant and equipment	(31,301)	(21,384)	*	(33,227)
			*
Free cash flow(3)	$25,602	$37,122	*	$(44,020)
			*

(1)
Effective January 1, 2004, the Company adopted retroactively with restatement, the CICA Handbook Section 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, associated with the retirement of property, plant and equipment. Accordingly, the Company's income for the nine months ended December 31, 2003 has been reduced by $2.43 million, and the income for the three months ended June 30, September 30 and December 31, 2003 has been reduced by $0.81 million for each quarter respectively.

(2)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation, amortization and accretion. The Company has also excluded the workforce reduction costs and provision for restructuring as these items are not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors and management to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(3)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

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ALLSTREAM INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)
(unaudited)

	March 31, 2004	December 31, 2003
		Restated(1)
Assets
Current assets:
Cash and cash equivalents	$269,852	$345,734
Accounts receivable	119,266	120,598
Other current assets	30,186	28,401

	419,304	494,733
Property, plant and equipment	547,986	550,665
Long-term investments	5,185	5,709
Other assets, net	20,645	20,546

	$993,120	$1,071,653

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$26,047	$39,623
Accrued liabilities	150,580	163,845
Dividends payable	—	69,385
Current portion of capital lease obligations	5,343	5,222

	181,970	278,075
Long-term portion of capital lease obligations	15,618	15,618
Other long-term liabilities	59,599	60,735
Accrued pension liability	87,383	95,766
Shareholders' equity (deficiency):
Share capital:
Class A Voting Shares and Class B Limited Voting Shares	581,031	581,000
Contributed surplus	61,529	46,715
Retained earnings (deficit)	5,990	(6,256)

	648,550	621,459

	$993,120	$1,071,653

(1)
Effective January 1, 2004, the Company adopted retroactively with restatement, the CICA Handbook Section 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, associated with the retirement of property, plant and equipment. Accordingly, the Company's consolidated balance sheet at December 31, 2003 has been restated. Property, plant and equipment, other long-term liabilities, and the deficit has increased by $7.31 million, $9.74 million, and $2.43 million respectively.

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ALLSTREAM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)
(unaudited)

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	* * *	Three Months Ended March 31, 2003
		Restated(1)	*	(Predecessor)
Cash provided by (used in):			*
Operating activities:			*
Net income	$15,374	$16,282	*	$229,804
Adjustments required to reconcile net income to cash flows from operating activities:			*
Depreciation, amortization and accretion	23,757	24,068	*	41,625
Accretion of interest and amortization of fair value decrements	903	88	*	34,220
Amortization of debt issuance costs	—	—	*	1,893
Amortization of deferred gain on termination of cross currency swaps and forward contracts	—	—	*	(7,459)
Stock-based compensation expense	3,772	2,413	*	—
Benefit of tax loss carryforwards	10,039	13,301	*	—
Gain on sale of investments	—	(430)	*	—
Unrealized foreign exchange loss (gain)	189	(1)	*	(318,530)
Pension expense	2,345	2,785	*	7,752
Loss from equity investment	524	—	*	—
Other	—	—	*	(98)
			*
	56,903	58,506	*	(10,793)
Changes in non-cash working capital	(29,584)	(661)	*	32,139
			*
Net cash provided by operating activities	27,319	57,845	*	21,346
Investing activities:			*
Additions to property, plant and equipment	(31,301)	(21,384)	*	(33,227)
Proceeds from dispositions of investments	—	683	*	—
Proceeds from sale of assets	—	1,300	*	—
Long-term equity investment	(2,000)	(100)	*	—
(Additions) Dispositions to other assets	(100)	199	*	(16)
			*
Net cash used in investing activities	(33,401)	(19,302)	*	(33,243)
Financing activities:			*
Proceeds from stock options exercised	26	—	*	—
Share repurchase cost	—	—	*	(150)
Payment of dividend	(69,385)	—	*	—
Payment of capital leases obligations	(252)	(573)	*	—
			*
Net cash used in financing activities	(69,611)	(573)	*	(150)
Effect of exchange rate changes on cash	(189)	101	*	(243)
			*
Increase (decrease) in cash and cash equivalents	(75,882)	38,071	*	(12,290)
Cash and cash equivalents, beginning of period	345,734	307,663	*	420,542
			*
Cash and cash equivalents, end of period	$269,852	$345,734	*	$408,252
			*
Supplemental Information:			*
Income taxes paid	$822	$555	*	$750
Interest paid	$493	$1,143	*	$—

(1)
Effective January 1, 2004, the Company adopted retroactively with restatement, the CICA Handbook Section 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, associated with the retirement of property, plant and equipment. Accordingly, the Company's income for the nine months ended December 31, 2003 has been reduced by $2.43 million, and the income for the three months ended June 30, September 30 and December 31, 2003 has been reduced by $0.81 million for each quarter respectively.

ALLSTREAM INC.
QUARTERLY REVENUES AND SELECTED OPERATIONAL DATA
(in thousands of Canadian dollars)
(unaudited)

Revenue	As Reported March 31, 2004	As Reported December 31, 2003	* * *	As Reported March 31, 2003	Excluding Contour/Argos March 31, 2003
			*	(Predecessor)	(Predecessor)
Data	$95,578	$100,600	*	$112,256	$109,077
Internet	30,088	30,542	*	29,739	29,739
IT Services	13,115	11,281	*	16,440	16,440
Local	50,810	52,249	*	56,912	54,364
Other	2,021	2,526	*	4,111	1,773
			*
	$191,612	$197,198	*	$219,458	$211,393
Long Distance	105,410	104,745	*	133,867	130,232
			*
Total	$297,022	$301,943	*	$353,325	$341,625
Capital Expenditures	$31,301	$21,384	*	$33,227	$33,209
Access lines in service	477,039	486,192	*	530,692	515,066
Full-time employees	3,488	3,621	*	3,964	3,859
Long distance minutes of use (Qtr)	1,849,845	1,770,550	*	2,014,825	1,979,178

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Allstream Announces First Quarter(1) 2004 Financial And Operating Results
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
SUPPLEMENTARY FINANCIAL INFORMATION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
QUARTERLY REVENUES AND SELECTED OPERATIONAL DATA